UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number      001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 17th October 2008	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 17th October 2008 addressed to The New York Stock Exchange, New York, United States of America (USA) declaring the unaudited results for the Second quarter & Half year ended 30th September 2008 and the press release in that regard.

17th October 2008

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re : Unaudited Financial Results for the second quarter & half year ended 30th September 2008

We attach herewith two files containing the unaudited financial results of the Bank for the Second quarter & half year ended 30th September 2008 as approved by the Board of Directors at its meeting held on 16th October 2008 and a press release issued by the Bank in this regard.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2008

(Rs. in lacs)

	Particulars	Quarter Ended 30.09.2008	Quarter Ended 30.09.2007	Half year ended 30.09.2008	Half year ended 30.09.2007	Year ended 31.03.2008
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	399121	236276	761294	443192	1011500
	a) Interest/discount on advances/bills	306077	163692	569715	309054	696673
	b) Income on Investments	89665	66375	185336	122422	287204
	c) Interest on balances with Reserve Bank of India and other inter bank funds	3299	6147	5725	11484	27239
	d) Others	80	62	518	232	384
2	Other Income	64311	48238	123653	105492	228315
3	A) TOTAL INCOME (1) + (2)	463432	284514	884947	548684	1239815
4	Interest Expended	212476	120008	402302	228372	488712
5	Operating Expenses (i) + (ii)	138671	81838	267609	159276	374562
	i) Employees cost	61163	31904	115221	60292	130135
	ii) Other operating expenses	77508	49934	152388	98984	244427
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	351147	201846	669911	387648	863274
7	Operating Profit before Provisions and Contingencies (3)-(6)	112285	82668	215036	161036	376541
8	Provisions (Other than tax) and Contingencies	34603	28939	69050	59651	148478
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	77682	53729	145986	101385	228063
11	Tax Expense	24884	16881	46753	32414	69045
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	52798	36848	99233	68971	159018
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) (12-13)	52798	36848	99233	68971	159018
15	Paid up equity share capital (Face Value of Rs.10/- each)	42503	35345	42503	35345	35443
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)					1114280
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	11.4%	14.9%	11.4%	14.9%	13.6%
	(iii) Earnings per share (Rs.)
	(a) Basic EPS before & after extraordinary items (net of tax expense) -not annualized	12.4	10.6	23.4	20.6	46.2
	(b) Diluted EPS before & after extraordinary items (net of tax expense) -not annualized	12.3	10.5	23.2	20.5	45.6
	(iv) NPA Ratios
	(a) Gross NPA	167594	76828	167594	76828	90697
	(b) Net NPA	58412	24374	58412	24374	29852
	(c) % of Gross NPA to Gross Advances	1.6%	1.2%	1.6%	1.2%	1.3%
	(d) % of Net NPA to Net Advances	0.6%	0.4%	0.6%	0.4%	0.5%
	(v) Return on assets (average) - not annualized	0.3%	0.3%	0.6%	0.6%	1.3%
18	Public Shareholding
	- No. of shares	342586476	271008920	342586476	271008920	271989920
	- Percentage of Shareholding	80.6%	76.7%	80.6%	76.7%	76.7%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(Rs. in lacs)

	Particulars	Quarter Ended 30.09.2008	Quarter Ended 30.09.2007	Half year ended 30.09.2008	Half year ended 30.09.2007	Year ended 31.03.2008
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	101033	77623	206198	149531	165167
b)	Retail Banking	396335	218581	723626	414191	909649
c)	Wholesale Banking	268248	157568	507402	293429	673731
d)	Other banking operations	49045	25052	88155	51160	127942
e)	Unallocated	—	—	351	—	—
	Total	814661	478824	1525732	908311	1876489
	Less: Inter Segmental Revenue	351,229	194310	640785	359627	636674

	Income from Operations	463432	284514	884947	548684	1239815

2	Segment Results
a)	Treasury	(16253)	11303	(11903)	23788	48832
b)	Retail Banking	52884	18219	83484	28895	54015
c)	Wholesale Banking	33456	24989	67679	49917	119796
d)	Other banking operations	14089	5957	20467	11585	30987
e)	Unallocated	(6494)	(6739)	(13741)	(12800)	(25567)

	Total Profit Before Tax	77682	53729	145986	101385	228063

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	4047988	4111651	4047988	4111651	5056093
b)	Retail Banking	(3496295)	(1927524)	(3496295)	(1927524)	(1903697)
c)	Wholesale Banking	679055	(1124076)	679055	(1124076)	(2109915)
d)	Other banking operations	389556	236197	389556	236197	325401
e)	Unallocated	(1620304)	(1296248)	(1620304)	(1296248)	(1367882)

	Total	—	—	—	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes :

1	The above results have been approved by the Board at its meeting held on October 16, 2008.

2	The results for the quarter and half-year ended September 30, 2008 includes operations of erstwhile Centurion Bank of Punjab Ltd. (eCBoP) for the same period, on amalgamation of eCBoP with HDFC Bank Ltd. with effect from the appointed date of April 1, 2008 as per the Scheme of Amalgamation (Scheme). Hence the results for the quarter and half-year ended September 30, 2008 are not comparable with that of the corresponding period of the previous year.

3	During the quarter and half-year ended September 30, 2008, the Bank allotted 412,700 shares and 712,600 shares respectively pursuant to the exercise of stock options by certain employees.

4	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

5	Provision for taxes includes Rs.6.1 crores and Rs.13.1 crores towards provision for Fringe Benefit Tax for the quarter and half-year ended September 30, 2008.

6	As on September 30, 2008, the total number of branches (including extension counters) and the ATM network stood at 1412 branches and 2890 ATMs respectively.

7	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2008: Opening : nil ; Additions : 62 ; Disposals : 62 ; Closing position : nil.

8	The results for the quarter ended September 30, 2008, have been subjected to a “Limited Review” by the Statutory Auditors of the Bank.

9	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.

10	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : October 16, 2008	Managing Director

(Rs. in lacs)

Summarised Balance Sheet	As at 30-09-2008	As at 30-09-2007
CAPITAL AND LIABILITIES
Capital	42503	35345
Reserves and Surplus	1344607	1053431
Employees’ Stock Options (Grants) Outstanding	735	—
Deposits	13378052	9106858
Borrowings	615394	481251
Other Liabilities and Provisions*	1795200	1477610

Total	17176491	12154495

ASSETS
Cash and balances with Reserve Bank of India	1525557	1202725
Balances with Banks and Money at Call and Short notice	211970	182411
Investments	4419519	4028904
Advances	10222230	6227804
Fixed Assets	155899	105451
Other Assets	641316	407200

Total	17176491	12154495

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs. 356525 lacs as on September 30, 2008 (previous year: Rs. 324635 lacs).

NEWS RELEASE

HDFC BANK LTD. - FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2008

The Board of Directors of HDFC Bank Limited approved the bank’s (Indian GAAP) accounts for the quarter and half year ended September 30, 2008 at their meeting held in Mumbai on Thursday, October 16, 2008. The accounts have been subjected to limited review by the bank’s statutory auditors.

The merger of Centurion Bank of Punjab Ltd (CBoP) with HDFC Bank Limited became effective on May 23, 2008 as per the order of Reserve Bank of India (RBI) with April 1, 2008 as the appointed date. The results for the period ended September 2008 are therefore for the merged entity, whilst the results for the period ended September 2007 are on a standalone basis for HDFC Bank. The results are therefore not comparable.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2008

The Bank earned total income of Rs. 4,634.3 crores for the quarter ended September 30, 2008, a growth of 62.9% over the corresponding quarter ended September 30, 2007. Net revenues (net interest income plus other income) were Rs.2,509.6 crores for the quarter ended September 30, 2008, an increase of 52.6% over Rs.1,645.1 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from Rs.2,362.8 crores in the quarter ended September 30, 2007 to Rs.3,991.2 crores in the quarter ended September 30, 2008, up by 68.9%. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2008 increased by 60.5% to Rs.1,866.5 crores, driven by average asset growth of 52.5% and a net interest margin (NIM) of around 4.2% as against 4.0% for the quarter ended September 30, 2007.

Other income (non-interest revenue) for the quarter ended September 30, 2008 was Rs.643.1 crores as against Rs.482.4 crores for the quarter ended September 30, 2007. Fees and commission was the main contributor to other income for the quarter and increased by 49.9% to Rs.587.3 crores. The other two major components of other income were foreign exchange/derivatives revenues of Rs. 67.5 crores (corresponding quarter ended September 30, 2007 Rs. 38.7 crores) and (loss) on revaluation/sale of investments of Rs. (15.6) crores, as against profit of Rs.46.2 crores for the quarter ended September 30, 2007. Operating expenses for the quarter ended September 30, 2008 were at 29.9% of total income and 55.3% of net revenues. Provisions and contingencies for the quarter were Rs.346 crores (against Rs.289.4 crores for the corresponding quarter ended September 30, 2007), comprising primarily of specific and general loan loss provisions of Rs.337.3 crores against Rs. 273.2 crores for the quarter ended September 30, 2007. After providing Rs.248.8 crores for taxation, the Bank earned a Net Profit of Rs.528 crores, an increase of 43.3% over the quarter ended September 30, 2007.

Balance Sheet: As of September 30, 2008

The Bank’s total balance sheet size increased by 41.3% from Rs.121,545 crores as of September 30, 2007 to Rs.171,765 crores as of September 30, 2008. Total deposits were Rs.133,781 crores, an increase of 46.9% from September 30, 2007. Savings account deposits grew by 46.6% to Rs.32,794 crores as of September 30, 2008. With current account deposits at Rs.26,123 crores, the CASA mix for the merged entity was around 44.0% of total deposits as at September 30, 2008 despite large increases in time deposits during the quarter. The Bank’s total customer assets (including advances, corporate debentures, etc.) increased to Rs.107,820 crores as against 65,812 crores as of September 30, 2007. Retail loans at Rs 58,400 crores form 54.7% of gross advances.

Half- Year ended September 30, 2008

For the half-year ended September 30, 2008, the Bank earned total income of Rs.8,849.5 crores as against Rs.5,486.8 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2008 were Rs.4,826.5 crores, up by 50.7% over Rs.3,203.1 crores for the six months ended September 30, 2007. Net Profit for the half-year ended September 30, 2008 was Rs.992.3 crores, up by 43.9% over the corresponding six months ended September 30, 2007.

OTHER UPDATE:

The Bank’s total Capital Adequacy Ratio (CAR) as at September 30, 2008 stood at 11.4% as against the regulatory minimum of 9.0%. Tier-I CAR was 8.8%.

As of September 30, 2008, the Bank had a significantly larger distribution network with 1,412 branches and 2,890 ATMs in 528 cities, as against 754 branches and 1,800 ATMs in 327 cities as of September 30, 2007.

Portfolio quality as of September 30, 2008 remained healthy with gross non-performing assets at 1.57% of gross advances and net non-performing assets at 0.57% of net advances. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements.

Note:

Rs. = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.